

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 15, 2023

Jean-François Pruneau
Chief Operating Officer
Starpax Biopharma Inc.
2500-1000 boul. Rene-Levesque West
Montreal, Quebec. Canada H3B 5C9

      Re: Starpax Biopharma Inc.
          Offering Statement on Form 1-A
          Filed February 9, 2023
          File No. 024-12149

Dear Jean-François Pruneau:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Jimmy McNamara at 202-551-7349 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Nick Antaki